UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

3Q17 Results October, 27th 2017

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Solid growth trend continued in the 3rd Quarter Net Attributable Profit Quarterly evolution (€m) CET1 fully-loaded – BBVA Group Quarterly evolution (%)

TBV/Share + Shareholders remuneration +10 bps vs. Jun.17 CET1 Fully- loaded 3Q17 Highlights Core revenues growth Cost control Strong capital generation Delivering on our transformation Mobile customers Sep-17 Sound asset quality Creating value for the shareholder Gross income vs. Op. Expenses (YtD, %, € constant) Gross Income +7.2% vs. 9M16 Operating Expenses +1.8% vs. 9M16 Shldrs. remun. TBVpS +9.7% vs. 3Q16 Net interest income and fees (€ constant) Cost of risk (Quarterly, %, €) 0.93% +4.8% YtD (1) % of total sales YtD, # of transactions Digital sales Sep-171 +25% 16m

3Q17 Profit & Loss Recurrent and strong results

9M17 Profit & Loss Recurrent and strong results

Double-digit growth rate Earnings - Gross Income Net Interest Income (€m constant) Net Fees and Commissions (€m constant) Net Trading Income (€m constant) Gross Income (€m constant) +9.5% +5.0% Lower ALCO sales vs 3Q16 Supported by core revenues +2.4% +1.7% +6.2% CNCB disposal: +75 €m +9.8% Positive trend maintained CNCB disposal: +204 €m +9.5% vs 9M16 +8.4% vs 9M16 +7.2% vs 9M16

SPAIN* USA MEXICO TURKEY SOUTH AMERICA -5.5% 1.6% Operating Expenses 9M17 vs. 9M16 (€ constant) Developed Emerging Group Operating Jaws YtD (%); (€ constant) Gross Income Operating Expenses Efficiency Ratio (€ constant) -251 bps 1.9% Inflation Average 12m 2.0% 5.2% 10.0% 11.6% +4.9% +8.8% +10.8% (*) Spain includes banking and non core real-estate activities (**) European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. Figures as of June 2017. Transformation leading to efficiency gains Gross Income ex NTI

Earnings - Operating Income Double-digit operating income growth Quarterly Evolution (€m constant) 9M17 vs. 9M16 (€ constant) BANKING ACTIVITY IN SPAIN -3.0% USA +22.5% MEXICO +13.5% TURKEY +15.5% SOUTH AMERICA +15.0% +11.5% +2.7% +13.1% vs 9M16

Risk Indicators Total Impairments (Financial Assets and RE) (€m constant) NPLs (€bn) Cost of risk YtD (%) NPL & Coverage ratios (%) +0.2% +4.3% - 3.4 € bn - 1.5 € bn Coverage NPL Cost of risk & RE assets impairments Cost of risk NPL ratio at 2012 levels

Capital Ratios CET1 fully-loaded – BBVA Group QoQ Evolution (%, bps) High quality capital (%) RWAs/ Total Assets 53% 31% #1 +10 bps Sound capital position CET1 phased-in 11.88% Leverage ratio fully-loaded 6.7% 4.9% European Peer Group Average #1 European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of June 2017. BBVA figures of September 2017

Delivering on our Transformation

Virtual voice assistant - MIA (Turkey) Tuyyo (USA) Integrated CRM Commercial Segment (Spain) Transportation Card online payment (Turkey) Online Transfer Services Enrollment & Payees (USA) Virtual spending pockets (Mexico) Trading equity structured products online (USA- CIB) Customer Experience Improvements in 3Q17 Bconomy (Spain) New app design (Spain) Insurance one-click (Mexico) Savings goals (Peru) ATM’s cash withdrawals theft micro insurance (Colombia) Collective Savings -Tandapp (Mexico) Money Deposit with QR (Turkey) Products & Functionalities Relationship Model 3Q 2017 Results October 27th 2017 / Voice biometrics authentication (Turkey) Cloud based customer integrated position management (USA) Delivering solutions to our customers

Digital Customers BBVA Group Digital Customers (Mn, %penetration) +24% +43% PENETRATION 33% 36% 40% PENETRATION 22% 24% 30% USA Achieved 50% tipping point in digital customers VENEZUELA ARGENTINA Mobile Customers (Mn, %penetration) 3Q 2017 Results October 27th 2017 / TURKEY CHILE

Digital Sales (% of total sales YtD, # of transactions) SPAIN USA MEXICO TURKEY SOUTH AMERICA GROUP 3Q 2017 Results October 27th 2017 / >3.5 million units sold in 3Q Exponential growth

Consumer loans: Growing market share in new loan production thanks to digital loans (Market share, %) Rest BBVA Spain Transformation Tangible Results 3Q 2017 Results October 27th 2017 / Digital Consumer Loans +31% 1,607 2,101 +64 % Consumer loans: new loan production (€m, %) X 1.8 Credit cards New app design- Mobile sales (Average daily digital sales increase*) X1.5 Investment funds X1.2 Current accounts #1 Mobile banking app in the world* 92% Dec.17e Mobile product availability % X1.6 Pension plans (*) Average daily digital sales increase from Sep 16th- Oct 16th vs Jul 1st-31st and Sep 1st- 15th (*) BBVA Spain App According to 2017 Forrester Research report, “Global Mobile Banking Benchmark” +4 p.p.

Business Areas

Spain Banking Activity – Profit & Loss Flat NII qoq despite seasonality, supported by Global Markets. YoY decrease in line with expectations Good trend in fees, despite seasonality NTI impacted by lower portfolio sales Cost and impairments reductions as the main P&L drivers

3Q 2017 Results
October 27th 2017 / 19

Spain Banking Activity – Activity & Spreads

Activity (sep-17)


YtD
-1.6%
YtD
+2.7%
€ bn
YoY
166.4
-2.7%
Others
4.3
+18.2%
Public Sector
16.8
-17.7%
Other Commercial
22.0
+6.9%
Corporates
23.6
-3.6%
Very small businesses
12.7
-0.7%
Consumer
8.6
+25.8%
Mortgages
78.3
-4.7%
Lending1
€ bn
YoY
237.2
+6.4%
Others
7.9
+91.1%
Off-balance Sheet Funds2
60.0
+9.8%
Time Deposits
57.3
-20.6%
Demand Deposits
111.9
+21.7%
Cust. Funds 2

Customer Spread

(%)


Yield on loans
2.09
2.06
2.04
2.02
2.00
1.88
1.91
1.92
1.94
1.93
Customer Spreads
Cost of Deposits
0.21
0.15
0.11
0.08
0.08
3Q16
4Q16
1Q17
2Q17
3Q17

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds.

Note: Activity excludes repos

- Loan evolution impacted by deleverage in mortgages and public sector, more than offsetting significant growth in Consumer and SMEs
- Customer spread remains flat, thanks to successful price management
- NII sensitivity to interest rate hikes: +15%[3]

(3) Estimated impact on the NII in the first 12 months upon a +100bps (parallel movement of rates)

Spain Banking Activity - Key Ratios Cost reduction accelerates in the quarter: CX synergies and ongoing efficiency measures Sound asset quality indicators, with CoR significantly below expectations (2017e <40 bps) Efficiency (%, €) Risk Indicators Coverage ratio NPL ratio Cost of Risk (YtD)

Non Core Real Estate - Highlights Net exposure (€bn) Continued positive RE market dynamics Significant reduction of the net exposure in the quarter (-10.6% qoq) -23.3% -51.0% -15.1% -27.1% Net attributable profit (€m) -17.2% Foreclosed Assets RE developer loans Other RE assets RE owned assets

USA – Profit & Loss Strong YoY revenue growth on the back of NII Focus on cost control and widening jaws Higher impairments in 3Q due to Harvey and Irma hurricanes (€54m), partially offset by provision releases in O&G portfolios Positive earnings momentum maintained

3Q 2017 Results
October 27th 2017 / 23

USA – Activity & Spreads

Activity (sep-17)
(constant €)


YtD
-1.1%
€ bn
55.0
YoY
-1.2%
Public Sector
4.6
11.6%
Other Commercial
28.9
-1.5%
SMEs
3.5
-8.5%
Consumer
6.7
0.9%
Mortgages
11.3
-3.4%
Lending1
YtD
-4.5%
€ bn
53.9
YoY
-2.8%
Time Deposits
10.2
-15.8%
Demand Deposits
43.7
+0.8%
Cust. Funds

(1) Performing loans under management Note: Activity excludes repos

Customer Spread
(%)


Yield on loans
3.66
3.71
3.88
3.99
4.12
3.25
3.32
3.51
3.67
3.76
Customer Spreads
Cost of Deposits
0.41
0.39
0.37
0.33
0.36
3Q16
4Q16
1Q17
2Q17
3Q17

- Slight loan growth qoq (+0.6%), continued focus on growing the consumer portfolio
- Customer spread benefiting from higher rates and our focus on profitable growth
- NII sensitivity to interest rate hikes:+ 6%[2]

(2) Estimated impact on the NII in the first 12 months upon a +100bps (parallel movement of rates)

USA - Key Ratios Contained costs, growing below inflation. Efficiency improvement NPL ratio improvement thanks to recoveries in O&G portfolios and significant increase in coverage CoR better than expectations, despite the impact on impairments from hurricanes Efficiency (%, constant €) Risk Indicators Cost of Risk (YtD) Coverage ratio NPL ratio

Mexico – Profit & Loss Outstanding growth of core revenues: NII + fees Positive operating jaws Impairments growth in line with activity Double-digit bottom line growth maintained Sustained growth in all P&L lines

Mexico – Activity & Spreads High single digit loan growth, in line with expectations, driven by the commercial portfolio Profitable deposit mix Increasing spread, on the back of higher interest rates and our profitable growth strategy € bn 48.6 Mortgages Consumer SMEs Other Commercial Public Sector Others Credit Cards 1 € bn 68.2 Demand Deposits Time Deposits Others Mutual Funds Yield on loans Customer Spreads Cost of Deposits Activity (sep-17) (constant €) Customer Spread (%) (1) Performing loans under management Note: Activity excludes repos YtD +4.5% YtD +10.0% YoY +8.9% +6.8% +7.0% +11.5% +13.9% -3.1% +8.4% +3.4% YoY +10.5% +14.8% +7.6% +3.2% +4.8%

Cost to income ratio (1) (1) System figures as of August 2017 according to local data (Source: CNBV) Positive operating jaws maintained with costs growing below inflation Stability of risk indicators CoR remains below 350 bps Mexico - Key Ratios Cost of Risk (YtD) NPL ratio Coverage ratio Efficiency (%, constant €) Risk Indicators Inflation 5.2% Average 12m

Turkey – Profit & Loss Strong core revenue growth, thanks to TL lending activity and good trend in fees Higher contribution from CPI linkers in the quarter, that will continue to increase in 4Q Positive jaws and cost control Outstanding bottom-line growth Outstanding growth across the board

3Q 2017 Results
October 27th 2017 / 29

Turkey – Activity & Spreads

Activity (sep-17)
(constant €)


YtD
+8.8%
YtD
+10.5%
€ bn
53.7
YoY
+18.4%
€ bn
49.9
YoY
+17.5%
Business Banking
31.9
+17.8%
Credit cards
5.0
+13.7%
Retail Loans
16.9
+21.0%
Mutual & Pension Funds
3.9
+23.7%
Time Deposits
33.9
+13.8%
Demand Deposits
12.1
+27.1%
Lending¹
Cust. Funds

(1) Performing loans under management

Note: Activity excludes repos.

Customer Spread
(%)


Customer Spread TL
5.43
5.57
5.51
5.24
4.89
3.72
3.68
3.73
3.74
3.88
Customer Spread FC²
3Q16
4Q16
1Q17
2Q17
3Q17

(2) Foreign Currency

- High TL loan growth despite slowdown in loans under the Credit Guarantee Fund scheme as Garanti has nearly reached the limit allocated
- Improving funding mix
- Pressure on TL customer spread due to higher cost of deposits

Turkey - Key Ratios Cost of Risk (YtD) Coverage ratio NPL ratio Risk Indicators Efficiency (%, constant €) Cost growth below inflation and efficiency improvement 2017e CoR likely to be <100 bps Inflation 10.0% Average 12m

South America – Profit & Loss Double-digit growth in core revenues due to higher lending activity Jaws turning positive Impairments evolution in line with expectations Improving trends vs previous quarters

South America – Activity & Spreads (1) Performing loans under management Note: Activity excludes repos Loan growth acceleration in the quarter, mainly explained by Argentina and Peru Customer spread increases in Colombia. In the rest of the countries mainly lower rates and inflation (in Chile) explain qoq evolution € bn 47.1 Argentina Chile Colombia Peru Others 1 € bn 56.8 Argentina Chile Colombia Peru Others Activity (sep-17) (constant €) Customer Spread (%) Argentina Chile Colombia Peru YtD +5.7% YtD +6.2% YoY +9.5% +50.8% +7.8% +6.8% +2.3% +12.3% YoY +10.8% +42.7% +0.6% +7.1% +5.2% +16.5%

NPL ratio Coverage ratio Risk Indicators Cost of Risk (YtD) South America – Key Ratios Efficiency (%, constant €) Positive jaws in all countries in the quarter. Excluding high inflation countries, costs are flat in 9M Asset quality indicators remain stable in the quarter, in line with expectations Cost of risk to remain around current levels Inflation 11.6% Average 12m

3Q17 Key Takeaways 1. Excellent set of results, solid trends strengthened Earnings growth supported by core revenues Transformation leading to efficiency gains Good evolution of CoR Strong capital generation 2. Delivering on our transformation: tangible results 3. Creating value for the shareholder

Annex

9M17 Note: Spain includes the areas Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center Spain 4,715 €m USA 2,172 €m Turkey 3,008 €m Mexico 5,317 €m South America 3,340 €m Rest of Eurasia 368 €m Gross Income - Breakdown

Group – Net Attributable Profit (€m) YoY (%) (constant €) 13.7 -10.9 42.0 15.3 49.6 1.2 5.4 -6.6 BUSINESSES +722 €m

Total Spain – Profit & Loss

Non Core Real Estate - Profit & Loss

Rest of Eurasia - Profit & Loss

Corporate Centre - Profit & Loss

Evolution of phased-in capital ratios (%) CET1 Tier 2 Additional Tier 1 15.5 15.7 Evolution of fully-loaded capital ratios (%) 15.2 15.4 Capital Base CET1 Tier 2 Additional Tier 1 15.1 14.7

Capital YtD Evolution CET1 fully-loaded – BBVA Group YtD Evolution (%, bps) +30 bps

Risk-Weighted Assets by Business Area Breakdown by business areas and main countries (€m) Dec-16 Jun-17 Sep-17 Banking activity in Spain 113,194 107,809 106,302 Non core Real Estate 10,870 10,298 9,905 United States 65,492 60,571 58,244 Turkey 70,337 67,270 64,611 Mexico 47,863 48,628 47,624 South America 57,443 53,755 53,923 Argentina 8,717 8,785 8,540 Chile 14,300 13,417 13,652 Colombia 12,185 11,805 12,001 Peru 17,400 15,536 15,203 Venezuela 1,360 978 1,446 Rest of South America 3,480 3,235 3,080 Rest of Eurasia 15,637 14,144 13,525 Corporate Center 8,115 10,791 11,373 BBVA Group 388,951 373,265 365,507 Phased-in RWA

Shareholders Remuneration TBVpS Shareholder’s Return: TBV per Share and Dividends TBV per Share & Shareholder Remuneration (€ per Share)

55.8 €bn ALCO Porfolio ALCO Portfolio breakdown by region (€ bn) Euro (1) USA Turkey Mexico South America Euro (1) USA Turkey Mexico South America (1) Figures excludes SAREB bonds (5.2 €bn for Dec-16, Jun-17 and Sep-17) 61.5 €bn Euro (1) USA Turkey Mexico South America 55.6 €bn

3Q 2017 Results
October 27th 2017 / 47

Customer Spreads

Average (€)

	3Q16	4Q16	1Q17	2Q17	3Q17
Spain	**1.88%**	**1.91%**	**1.92%**	**1.94%**	**1.93%**
Yield on Loans	2.09%	2.06%	2.04%	2.02%	2.00%
Cost of Deposits	-0.21%	-0.15%	-0.11%	-0.08%	-0.08%
USA	**3.25%**	**3.32%**	**3.51%**	**3.67%**	**3.76%**
Yield on Loans	3.66%	3.71%	3.88%	3.99%	4.12%
Cost of Deposits	-0.41%	-0.39%	-0.37%	-0.33%	-0.36%
Mexico	**10.38%**	**10.62%**	**10.82%**	**10.86%**	**10.92%**
Yield on Loans	11.49%	11.83%	12.10%	12.30%	12.44%
Cost of Deposits	-1.11%	-1.21%	-1.28%	-1.45%	-1.52%
South America	**6.22%**	**6.38%**	**6.54%**	**6.63%**	**6.45%**
Yield on Loans	10.19%	9.98%	10.01%	9.98%	9.55%
Cost of Deposits	-3.97%	-3.60%	-3.47%	-3.35%	-3.09%
Argentina	**15.52%**	**16.47%**	**15.73%**	**14.72%**	**13.47%**
Yield on Loans	24.68%	22.77%	21.18%	19.97%	18.63%
Cost of Deposits	-9.16%	-6.30%	-5.46%	-5.24%	-5.16%

	3Q16	4Q16	1Q17	2Q17	3Q17
Chile	**3.69%**	**3.61%**	**3.76%**	**4.16%**	**3.31%**
Yield on Loans	6.68%	6.44%	6.42%	6.71%	5.47%
Cost of Deposits	-2.98%	-2.83%	-2.67%	-2.55%	-2.15%
Colombia	**5.60%**	**5.86%**	**6.32%**	**6.52%**	**6.78%**
Yield on Loans	11.77%	11.84%	12.08%	11.94%	11.62%
Cost of Deposits	-6.17%	-5.98%	-5.76%	-5.42%	-4.84%
Peru	**7.12%**	**7.00%**	**6.91%**	**6.91%**	**6.80%**
Yield on Loans	8.41%	8.26%	8.23%	8.32%	8.17%
Cost of Deposits	-1.29%	-1.26%	-1.32%	-1.41%	-1.37%
Venezuela	**18.85%**	**19.89%**	**20.17%**	**19.77%**	**19.95%**
Yield on Loans	21.70%	21.95%	21.72%	21.15%	21.24%
Cost of Deposits	-2.85%	-2.06%	-1.55%	-1.38%	-1.29%
Turkey TL	**5.43%**	**5.57%**	**5.51%**	**5.24%**	**4.89%**
Yield on Loans	13.10%	13.11%	13.15%	13.48%	13.75%
Cost of Deposits	-7.67%	-7.55%	-7.65%	-8.25%	-8.86%
Turkey FC[1]	**3.72%**	**3.68%**	**3.73%**	**3.74%**	**3.88%**
Yield on Loans	5.42%	5.52%	5.63%	5.76%	5.95%
Cost of Deposits	-1.70%	-1.85%	-1.90%	-2.02%	-2.07%

(1) Foreign currency
Note 1: USA ex NY Business Activity
Note 2: Customer spreads, difference between yield on loans and cost of deposits from customers
Note 3: Customer spread calculation has been changed in order to harmonize all business areas and exclude all singular items non-related to the yield on loans or cost of deposits

3Q17 Results October, 27th 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2017	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative